COMMENTS RECEIVED ON FEBRUARY 8, 2016

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File No. 002-41839)

1. Spartan Emerging Markets Index Fund (497 & 497K Filings)

C: The Staff questioned when the investment policy change would be communicated to shareholders.

R: Prospectuses were supplemented on January 25, 2016 and shareholders, plan sponsors and intermediaries will be notified by mail on or before March 4, 2016.

2. Spartan Emerging Markets Index Fund

Tandy Representations (497 & 497K Filings)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.